UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

December 31, 2014 and 2013

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 22, 2015

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value (Notes 2, 5 and 6)
Money market funds	$7,049,451	$37,156,686
Mutual funds	5,157,898,786	5,490,335,056
Collective investment funds	1,269,828,428	1,215,228,505
Common stock	1,279,865,520	1,062,030,074

Total non-Master Trust investments	7,714,642,185	7,804,750,321
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	1,064,721,149	462,143,061

Total investments	8,779,363,334	8,266,893,382
Non-interest bearing cash	464,970	881,214
Accrued interest and dividends receivable	88	—
Employer contribution receivable	126,276,254	125,224,595
Participant notes receivable (Notes 1 and 2)	117,841,669	113,646,837
Due from broker for securities sold	34,802,619	—

Total assets	9,058,748,934	8,506,646,028

Liabilities
Administrative expenses payable	455,076	—

Total liabilities	455,076	—

Net assets reflecting all investments at fair value	9,058,293,858	8,506,646,028
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(21,018,485)	(6,015,327)

Net assets available for benefits	$9,037,275,373	$8,500,630,701

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$238,226,922
Investment income from mutual funds	289,920,421
Interest and dividends	8,575,885

Total non-Master Trust investment income	536,723,228
Plan interest in the Stable Value Master Trust investment income	11,135,538

Total investment income	547,858,766

Contributions (Note 1)
Employees	300,984,691
Employer	272,784,628

Total contributions	573,769,319

Interest income on participant notes receivable	4,460,766

Other income	4,805,065

Total additions	1,130,893,916

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	593,794,168
Administrative fees (Note 2)	455,076

Total deductions	594,249,244

Net increase	536,644,672
Net assets available for benefits
Beginning of year	8,500,630,701

End of year	$9,037,275,373

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. The Plan includes the Savings and Investment Plan (SIP), Vocon and Deferred Profit Sharing (DPS) Accounts.

Plan Sponsor

Through September 30, 2013, Merrill Lynch & Co., Inc. (the Company) was the plan sponsor. Effective October 1, 2013, the Company merged into Bank of America Corporation (the Corporation) which assumed sponsorship of the Plan.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

SIP Account

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. The portion of the Plan invested in Bank of America Corporation common stock (BAC common stock) is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions. Eligible Corporation employees hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan with certain exceptions.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

SIP Account (Continued)

Pre-tax and Roth (after-tax) Contributions

Effective January 1, 2013, each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 50% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2014 annual pre-tax contributions were limited to $17,500 for participants. Additional 2014 contributions of $5,500 were permitted for participants over age 50. A participant can elect to change the rate at which his/her contribution is determined at any time during the year. Provided requirements are met, withdrawals of Roth contributions and any earnings are tax free.

After-Tax (Non-Roth) Contributions

Effective January 1, 2013, participants may no longer elect after-tax (non-Roth) contributions.

Employer Contributions

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service. The company match contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if participant has at least 10 years of vesting service) of the participant’s eligible compensation beginning the first of the month after the participant earns 12 months of vesting service.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $272,784,628 for 2014.

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. Participants who take a financial hardship distribution shall not be permitted to make contributions during the 6 month period beginning on the date of such distribution.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

SIP Account (Continued)

Withdrawals (Continued)

A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. Before age 70 1⁄2, a non-hardship withdrawal is paid in cash or in-kind, except that active participants who are at least age 59 1⁄2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. After age 70 1⁄2 other payment options are available for a non-hardship withdrawal. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account.

Payment of Benefits

Distributions of account balances may occur upon a participant’s death, disability, retirement or other separation from service. A participant, or a beneficiary, may receive distributions under one of several options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, the purchase of an annuity or, in the event of a Disability, a participant may receive a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years with procedures approved by the Committee.

All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2014 and 2013 were paid prior to year end.

Vesting of Benefits

Each active participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Effective July 1, 2012, inactive participants became vested in company matching contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. In the event of re-employment of a participant with unvested company matching contributions within 7 years of termination of employment, the participant shall become 100% vested in their company matching contributions. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

SIP Account (Continued)

Vesting of Benefits (Continued)

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of Normal Retirement Age, or in the event of retirement, severance, divestiture or death) and is forfeited if a participant leaves prior to completing such vesting service requirement.

Forfeitures

As of December 31, 2014 and 2013, the forfeited nonvested account totaled $404,163 and $519,997, respectively. This account will be used to reduce future employer contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, employer matching contributions, annual company contributions and investment earnings and charged with the allocation of investment losses and withdrawals.

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance, (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made or (c) 50% of vested balance under all Plans, reduced by unpaid balance of any other loans under the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 3.25% to 9.50% for loans held by the Plan as of December 31, 2014 and 3.25% to 9.75% as of December 31, 2013.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Vocon and DPS Accounts

General

The Vocon Accounts were established for participants who made voluntary, non-deductible contributions to the Pension Plan for Employees of Merrill Lynch & Co., Inc. and Affiliates, which terminated in 1988, and represent the amounts transferred to the Plan from the terminated Pension Plan with respect to such contributions. The DPS Accounts were established for participants with amounts transferred to the Plan from the Deferred Profit Sharing Plan for Employees of Merrill Lynch, Pierce, Fenner and Smith, Inc. (MLPF&S) and Affiliates. Employer contributions to that plan were suspended as of December 1973.

Participant Accounts

Participants can direct the investment of their accounts among any of the investment alternatives offered by the Plan. Each participant’s account is credited with investment earnings, and charged with the allocation of investment losses and withdrawals.

Vesting

Participants are 100% vested in the Vocon and DPS Accounts.

Payment of Benefits

Distributions from the Plan are allowed due to death, retirement, in-service withdrawal, or termination. All amounts allocated to participants who elected to withdraw from the Plan as of December 31, 2014 were paid prior to year end.

Investment Alternatives

The Plan provides participants with a total of 30 investment alternatives as of December 31, 2014. Investment alternatives include 13 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Effective May 31, 2014, Legg Mason completed the acquisition of QS Investors. As a result, effective June 30, 2014, the Legg Mason Batterymarch US Small Cap Equity Portfolio Institutional Fund was renamed the QS Batterymarch US Small Cap Equity Portfolio Institutional Fund.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Effective November 14, 2014, the following changes were made to the Plan’s investments:

•	The BlackRock FFI Premier Institutional Fund was eliminated as an investment alternative. All assets of the BlackRock FFI Premier Institutional Fund were transferred to the Stable Value Fund.

•	The LifePath Index 2015 Fund ceased to exist. All assets of the LifePath Index 2015 Fund were automatically converted to the LifePath Index Retirement Fund.

•	The Plan began offering the LifePath Index 2060 Fund.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the adjustment of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3.	Concentrations of Investment Risk

Investments as of December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2014	2013
Bank of America Corporation Common Stock	$1,279,865,520	$1,062,030,074
BlackRock FFI Premier Institutional Fund	*	630,974,982
BlackRock Global Allocation Fund	1,339,647,841	1,407,659,533
Dodge & Cox Stock Fund	1,009,547,087	835,430,945
Plan interest in the Stable Value Master Trust at contract value	1,043,702,664	456,127,734
T. Rowe Price Institutional Large Cap Growth Fund	564,008,290	506,248,449
Vanguard Institutional Index Fund	627,397,576	546,450,542

*	Not an investment alternative at year end.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan, The Bank of America 401(k) Plan for Legacy Companies (Legacy 401(k) Plan) and The Bank of America Transferred Savings Account Plan (collectively known as Participating Plans).

Effective April 1, 2013, the Legacy 401(k) Plan ceased participation in the Master Trust after merging into The Bank of America 401(k) Plan. The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC (Standish), a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust (Continued)

The fair market values of the investment contracts reported in aggregate for the Master Trust was $4,226,917,187 and $3,694,849,976 as of December 31, 2014 and 2013, respectively. The Plan had an undivided interest of 25.19% and 12.51% in the following assets of the Master Trust as of December 31, 2014 and 2013, respectively:

	2014
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$255,449,869	$255,449,869	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	230,721,012	232,042,712	(123,033)	(1,198,667)
Constant duration synthetic guaranteed investment contracts	3,173,788,490	3,245,002,644	747,016	(71,961,170)
Insurance company separate account guaranteed investment contracts	483,520,045	493,797,979	—	(10,277,934)

	4,143,479,416	4,226,293,204	623,983	(83,437,771)
Accrued expenses	(258,638)	(258,638)	—	—

Total Master Trust net assets	$4,143,220,778	$4,226,034,566	$623,983	$(83,437,771)

Plan interest in the Stable Value Master Trust	$1,043,702,664	$1,064,563,964	$157,185	$(21,018,485)

	2013
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$226,981,772	$226,981,772	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	202,365,385	205,897,370	(160,966)	(3,371,019)
Constant duration synthetic guaranteed investment contracts	2,742,747,652	2,783,805,371	722,405	(41,780,124)
Insurance company separate account guaranteed investment contracts	474,665,631	477,604,024	—	(2,938,393)

	3,646,760,440	3,694,288,537	561,439	(48,089,536)
Accrued expenses	(247,058)	(247,058)	—	—

Total Master Trust net assets	$3,646,513,382	$3,694,041,479	$561,439	$(48,089,536)

Plan interest in the Stable Value Master Trust	$456,127,734	$462,072,833	$70,228	$(6,015,327)

For the year ended December 31, 2014, the Master Trust earned $76,893,669 in interest income. The average yield and crediting interest rates for such investments were 2.03% and 2.10%, respectively for 2014. The average yield credited to participants was 2.00% for 2014.

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust (Continued)

Fixed Maturity Synthetic Guaranteed Investment Contracts (Continued)

Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor Standish has engaged to provide fixed income prices on a monthly basis.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish or its clients have engaged to provide investment services.

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values for insurance company separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Most GICs have book value crediting rates that are reset periodically. The crediting rates are initiated at the inception of each contract and are typically recalculated on a quarterly basis. Applicable book value wrap fees, underlying asset management fees and/or product fees are subtracted from the gross crediting rate to determine a net crediting rate for each reset period.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract;

•	The existing difference between the fair value of the assets underlying the contract and the contract value.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust (Continued)

Security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. These contracts cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security -backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

•	Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

•	Investment contracts held in the Master Trust are comprised of insurance company separate account GICs, fixed maturity synthetic GICs and constant duration synthetic GICs. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

There have been no changes in the methodologies used as of December 31, 2014 and 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market funds	$255,449,869	$—	$—	$255,449,869
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	232,042,712	—	232,042,712
Constant duration synthetic guaranteed investment contracts	—	3,245,002,644	—	3,245,002,644
Insurance company separate account guaranteed investment contracts	—	493,797,979	—	493,797,979
Wrap contracts	—	—	623,983	623,983

Total Master Trust investments	$255,449,869	$3,970,843,335	$623,983	$4,226,917,187

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$226,981,772	$—	$—	$226,981,772
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	205,897,370	—	205,897,370
Constant duration synthetic guaranteed investment contracts	—	2,783,805,371	—	2,783,805,371
Insurance company separate account guaranteed investment contracts	—	477,604,024	—	477,604,024
Wrap contracts	—	—	561,439	561,439

Total Master Trust investments	$226,981,772	$3,467,306,765	$561,439	$3,694,849,976

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2014:

Wrap Contracts
Balance, beginning of year	$561,439
Net depreciation	62,544

Balance, end of year	$623,983

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market funds	$7,049,451	$—	$—	$7,049,451
Mutual funds
Balanced	1,588,684,628	—	—	1,588,684,628
Domestic large cap equity	2,200,952,953	—	—	2,200,952,953
Domestic mid cap equity	199,402,721	—	—	199,402,721
Domestic small cap equity	317,657,328	—	—	317,657,328
Fixed income	507,110,922	—	—	507,110,922
International developed equity	344,090,234	—	—	344,090,234
Collective investment funds
Balanced	—	114,105,433	—	114,105,433
Domestic large cap equity	—	657,600,907	—	657,600,907
Domestic small cap equity	—	358,116,629	—	358,116,629
International developed equity	—	140,005,459	—	140,005,459
Common stock	1,279,865,520	—	—	1,279,865,520

Total non-Master Trust investments	$6,444,813,757	$1,269,828,428	$—	$7,714,642,185

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$37,156,686	$—	$—	$37,156,686
Mutual funds
Balanced	1,680,737,078	—	—	1,680,737,078
Domestic large cap equity	1,888,129,936	—	—	1,888,129,936
Domestic mid cap equity	147,939,488	—	—	147,939,488
Domestic small cap equity	310,189,566	—	—	310,189,566
Fixed income	491,415,001	—	—	491,415,001
International developed equity	340,949,005	—	—	340,949,005
Money market	—	630,974,982	—	630,974,982
Collective investment funds
Balanced	—	80,620,995	—	80,620,995
Domestic large cap equity	—	603,353,592	—	603,353,592
Domestic small cap equity	—	382,141,678	—	382,141,678
International developed equity	—	149,112,240	—	149,112,240
Common stock	1,062,030,074	—	—	1,062,030,074

Total non-Master Trust investments	$5,958,546,834	$1,846,203,487	$—	$7,804,750,321

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2014.

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2014:

Mutual funds	$(609,410)
Collective investment funds	77,847,080
Common stock	160,989,252

Net appreciation in fair value of investments	$238,226,922

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

9.	Related Party Transactions

Institutional Retirement & Benefit Services, a division of MLPF&S, a subsidiary of the Corporation and BANA perform administrative services for the Plan. Employees of these affiliates may also be participants in the Plan. Certain other administrative functions are performed by employees of the Corporation who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services are depicted in the mutual fund prospectus in the designated investment alternatives and were included as a reduction of the return earned on such fund.

As of December 31, 2014 and 2013, the Plan held investments in BAC common stock totaling $1,279,865,520 and $1,062,030,074 respectively. The Plan earned dividends of $8,572,478 on BAC common stock held during the year ended December 31, 2014.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$9,037,275,373	$8,500,630,701
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	21,018,485	6,015,327

Net assets available for benefits per Form 5500	$9,058,293,858	$8,506,646,028

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$1,130,893,916
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	21,018,485
Beginning of year	(6,015,327)

Total income per Form 5500	$1,145,897,074

11.	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated September 24, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). This determination letter covers certain prior amendments to and restatements of the Plan. The Plan has been restated since receiving the determination letter. In December 2014, the Plan Sponsor filed for an updated determination letter (see Note 12: Subsequent Events).

The Plan administrator believes the Plan as currently designed, and with execution of proposed amendments is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the Trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

12.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	The IRS has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC contingent upon the adoption of proposed amendments submitted to the IRS in a letter dated December 15, 2014.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 13-2740599 Plan No.  008

Schedule H, Line 4i - Schedule of Assets

December 31, 2014

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/ Units	Current Value
	Money market funds
	BLACKROCK	BIF MONEY FUND	7,049,451	$7,049,451

	Total money market funds			7,049,451

	Mutual funds
	BLACKROCK	GLOBAL ALLOCATION FUND CL I SHARES	67,420,626	1,339,647,841
	DODGE & COX	STOCK FUND	5,579,458	1,009,547,087
	PIMCO	ALL ASSET FUND INSTITUTIONAL CLASS SHARES	21,468,689	249,036,787
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL CLASS SHARES	26,094,821	278,170,794
	QS BATTERYMARCH	US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	23,688,093	317,657,328
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	20,524,319	564,008,290
	TEMPLETON	FOREIGN EQUITY SERIES	9,734,665	195,180,026
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	1,213,207	199,402,721
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	5,716,543	60,252,362
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	3,325,194	627,397,576
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	10,807,994	117,482,898
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	1,431,829	148,910,208
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	4,152,868	51,204,868

	Total mutual funds			5,157,898,786

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	27,494,892	404,724,816
	BLACKROCK	FUNDAMENTAL LARGE CAP GROWTH FUND (CAPITAL APPRECIATION FUND)	17,359,875	252,876,091
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	866,218	11,695,758
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	934,142	12,638,289
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	830,485	11,239,953
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	1,008,200	13,622,490
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	755,389	10,177,814
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	659,497	8,868,194
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	310,773	4,221,600
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	595,141	8,525,569
	BLACKROCK	LIFEPATH INDEX 2060 FUND Q CLASS	22,413	223,643
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	695,328	9,707,197
	MFS	INTERNATIONAL GROWTH FUND	12,174,388	140,005,459
	PYRAMIS	SMALL/MID CORE FUND	23,030,008	358,116,629
	SSGA	REAL ASSET FUND	2,064,553	23,184,926

	Total collective investment funds			1,269,828,428

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	71,540,834	1,279,865,520

	Total common stock			1,279,865,520

	Total non-Master Trust investments			$7,714,642,185

	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.50%		$117,841,669

*	Investments with parties-in-interest as defined under ERISA.
Column	(d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 26, 2015	/s/ DICK HO
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.